UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

(Mark One):

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission file number 1-11840

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

ALLSTATE 401(k) SAVINGS PLAN

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

THE ALLSTATE CORPORATION

2775 SANDERS ROAD, SUITE E-5

NORTHBROOK, ILLINOIS 60062-6127

Allstate 401(k) Savings Plan

Financial Statements as of and for the
Years Ended December 31, 2010 and 2009,

Supplemental Schedule as of
December 31, 2010, and
Report of Independent Registered Public Accounting Firm

ALLSTATE 401(k) SAVINGS PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2010 and 2009	2–3

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2010 and 2009	4–5

Notes to Financial Statements as of and for the Years Ended December 31, 2010 and 2009	6–17

SUPPLEMENTAL SCHEDULE:	18

Form 5500—Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2010	19–20

SIGNATURES	21

EXHIBIT INDEX

23 Consent of Independent Registered Public Accounting Firm

NOTE: All other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

[DELOITTE & TOUCHE LLP LETTERHEAD]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee and Participants of

Allstate 401(k) Savings Plan

Northbrook, Illinois

We have audited the accompanying statements of net assets available for benefits of the Allstate 401(k) Savings Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets listed in the table of contents as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplementary information by fund in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for the purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of the individual funds. The supplemental and supplementary information by fund is the responsibility of the Plan’s management. Such supplemental schedule and supplementary information have been subjected to the auditing procedures applied in our audit of the basic 2010 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

June 10, 2011

-  -

ALLSTATE 401(k) SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2010

(Dollars in thousands)

	Supplementary Information
			ESOP
	Participant-	Allstate	Company
	Directed	Stock	Shares
	Funds	Fund	Unallocated	Total
ASSETS

Investments—At fair value:
The Allstate Corporation common stock	$	$531,755	$169,219	$700,974
Invesco Advisors Inc. Stable Value Fund	726,535			726,535
Funds managed by State Street Global Advisors (SSgA):
SSgA U.S. Bond Index Non-Lending Series Fund – Class A	305,113			305,113
SSgA Allstate Balanced Fund	481,543			481,543
SSgA S&P 500 Index Non-Lending Series Fund – Class A	654,040			654,040
SSgA Global Equity ex U.S. Index Non-Lending Series Fund – Class A	269,967			269,967
SSgA Russell Small Cap Index Non-Lending Series Fund – Class A	356,689			356,689
Collective short-term investment fund		2,775	10	2,785

Total investments	2,793,887	534,530	169,229	3,497,646

Receivables:
Dividends and interest	3	3,194	1,062	4,259
Employer contributions		686		686
Participant contributions	4,195	486		4,681
Participant notes receivable	96,356			96,356
Other		1,891		1,891
Interfund		7,468		7,468

Total receivables	100,554	13,725	1,062	115,341

Other assets	1,192			1,192

Total assets	2,895,633	548,255	170,291	3,614,179

LIABILITIES

ESOP loan (Notes 1 and 3)			22,467	22,467
Payables:
Other	691	1,432		2,123
Interfund			7,468	7,468

Total liabilities	691	1,432	29,935	32,058

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	2,894,942	546,823	140,356	3,582,121
Adjustments from fair value to contract value for fully benefit- responsive investment contracts	(33,732)			(33,732)

NET ASSETS AVAILABLE FOR BENEFITS	$2,861,210	$546,823	$140,356	$3,548,389

See notes to financial statements.

ALLSTATE 401(k) SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2009

(Dollars in thousands)

	Supplementary Information
			ESOP
	Participant-	Allstate	Company
	Directed	Stock	Shares
	Funds	Fund	Unallocated	Total
ASSETS

Investments—At fair value:
The Allstate Corporation common stock	$	$545,460	$166,489	$711,949
Invesco Advisors Inc. Stable Value Fund	710,025			710,025
Funds managed by State Street Global Advisors (SSgA):
SSgA Passive Bond Market Index Fund	268,962			268,962
SSgA Allstate Balanced Fund	451,994			451,994
SSgA S&P 500 Flagship Fund	589,252			589,252
SSgA Daily EAFE Index Fund	280,314			280,314
SSgA Russell 2000 Index Fund	274,088			274,088
Collective short-term investment fund		17,263	14	17,277

Total investments	2,574,635	562,723	166,503	3,303,861

Receivables:
Dividends and interest	2	3,215	1,109	4,326
Employer contributions		4,445		4,445
Participant contributions	4,169	509		4,678
Participants notes receivable	94,538			94,538
Interfund		7,037		7,037

Total receivables	98,709	15,206	1,109	115,024

Other assets	851			851

Total assets	2,674,195	577,929	167,612	3,419,736

LIABILITIES

ESOP loan (Notes 1 and 3)			22,467	22,467
Payables:
Other	528	14,454		14,982
Interfund			7,037	7,037

Total liabilities	528	14,454	29,504	44,486

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	2,673,667	563,475	138,108	3,375,250
Adjustments from fair value to contract value for fully benefit- responsive investment contracts	(23,092)			(23,092)

NET ASSETS AVAILABLE FOR BENEFITS	$2,650,575	$563,475	$138,108	$3,352,158

See notes to financial statements.

ALLSTATE 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2010

(Dollars in thousands)

	Supplementary Information
			ESOP
	Participant-	Allstate	Company
	Directed	Stock	Shares
	Funds	Fund	Unallocated	Total
ADDITIONS

Net investment income:
Net appreciation in fair value of investments	$239,116	$31,152	$9,767	$280,035
Interest	28,039	22	3	28,064
Dividends		13,658	4,246	17,904

Net investment income	267,155	44,832	14,016	326,003

Interest income on participant notes receivable	4,067			4,067

Contributions:
Participants	148,874	16,281		165,155
Employer–cash matched on participant contributions	(24)	20,099	5,250	25,325

Total contributions	148,850	36,380	5,250	190,480

Allocation of company shares–shares matched on participant deposits at fair value		7,468	(7,468)

Total additions	420,072	88,680	11,798	520,550

DEDUCTIONS

Benefits paid to participants	265,340	52,605		317,945
Interest expense			1,775	1,775
Administrative expense	4,000	599		4,599

Total deductions	269,340	53,204	1,775	324,319

NET INCREASE	150,732	35,476	10,023	196,231

INTERFUND TRANSFERS	59,903	(52,128)	(7,775)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	2,650,575	563,475	138,108	3,352,158

End of year	$2,861,210	$546,823	$140,356	$3,548,389

See notes to financial statements.

ALLSTATE 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2009

(Dollars in thousands)

	Supplementary Information
			ESOP
	Participant-	Allstate	Company
	Directed	Stock	Shares
	Funds	Fund	Unallocated	Total
ADDITIONS

Net investment income (loss):
Net appreciation (depreciation) in fair value of investments	$313,801	$(44,917)	$(15,075)	$253,809
Interest	26,263	19	13	26,295
Dividends		13,857	4,434	18,291

Net investment income (loss)	340,064	(31,041)	(10,628)	298,395

Interest income on participant notes receivable	5,095			5,095

Contributions:
Participants	153,663	17,830		171,493
Employer–cash matched on participant contributions	26	58,020	5,250	63,296

Total contributions	153,689	75,850	5,250	234,789

Allocation of company shares–shares matched on participant deposits at fair value		7,037	(7,037)

Total additions (reductions)	498,848	51,846	(12,415)	538,279

DEDUCTIONS

Benefits paid to participants	188,347	33,864		222,211
Interest expense			1,775	1,775
Administrative expense	3,701	538		4,239

Total deductions	192,048	34,402	1,775	228,225

NET INCREASE (DECREASE)	306,800	17,444	(14,190)	310,054

INTERFUND TRANSFERS	31,918	(22,668)	(9,250)	-

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	2,311,857	568,699	161,548	3,042,104

End of year	$2,650,575	$563,475	$138,108	$3,352,158

See notes to financial statements.

ALLSTATE 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

1.                    DESCRIPTION OF PLAN

The following description of the Allstate 401(k) Savings Plan (the “Plan”), sponsored by The Allstate Corporation (the “Company”), provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General—The Plan covers all full-time and regular part-time employees of subsidiaries of the Company, with the exception of those employed by the Company’s international subsidiaries, Kennett Capital, Inc., and Sterling Collision Centers, Inc. Employees must be at least 18 years of age to participate.

The Plan is a defined contribution plan consisting of a profit sharing and stock bonus plan containing a cash or deferred arrangement which is intended to meet the requirements of Sections 401(a) and 401(k) of the Internal Revenue Code of 1986 (the “Code”).  The stock bonus portion of the Plan includes a leveraged and a nonleveraged employee stock ownership plan (“ESOP”) which is intended to meet the requirements of Section 409 and Section 4975(e)(7) of the Code.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Administration—The Plan is administered by the Administrative Committee. Investment transactions are authorized by the Plan’s Investment Committee.  Members of the Administrative and Investment Committees are appointed by the Profit Sharing Committee.  Members of the Profit Sharing Committee are appointed by the Compensation and Succession Committee of the Board of Directors of the Company.

Trustee of the Plan—The Northern Trust Company holds Plan assets as trustee under the Allstate 401(k) Savings Plan Trust.

Contributions—Each year, employees may contribute up to 50% of eligible annual compensation through a combination of pre-tax and after-tax contributions, subject to Internal Revenue Code limitations.  Participants age 50 or older have the option to make additional pre-tax contributions (“Catch-Up” contributions).  Employees may also roll over pre-tax amounts representing distributions from other qualified defined benefit or defined contribution plans.  The Company contributes a match of 50% of the first 3% and 25% of the next 2% of eligible compensation that a participant contributes on a pre-tax basis to the Plan, and at its discretion, up to an additional 50% of the first 3% and 25% of the next 2% of eligible compensation.  The variable portion of the Company match is tied to improvement in the Company’s position on the Customer Loyalty Index.  All employer contributions are invested in the Allstate Stock Fund.  However, participants can transfer all or part of their Company contributions to any investment option within the Plan at any time.  Eligible participants received a minimum matching contribution of 50% of the first 3% and 25% of the next 2% of eligible compensation for the year ended December 31, 2010.  The Company’s matching contribution was at maximum for the year ended December 31, 2009.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, allocations of the Company’s contribution and investment earnings and losses, and is charged with an allocation of administrative expenses.  Accounts may increase by rollovers and decrease by rollovers and withdrawals. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting—Participants hired prior to March 1, 2009 are immediately vested in their contributions and the Company’s contributions plus earnings thereon.  Employees hired on or after March 1, 2009 will fully vest in the Company’s contributions after three years of employment.

Investment Options—Upon enrollment in the Plan, a participant may direct employee contributions to any or all of the current seven investment options listed below.  Participants may change their investment elections at any time.

Allstate Stock Fund (The Allstate Corporation common stock) — Funds are invested in Company common stock with a portion of the fund invested in short-term securities to provide liquidity to process transactions.

Stable Value Fund (Invesco Advisors, Inc. Stable Value Fund) — The fund, managed by Invesco Advisors, Inc. (“Invesco”), a registered investment advisor, is a separately managed portfolio that consists of: (i) investment contracts issued by a diversified group of insurance companies, banks, and other institutions; and (ii) shares of common collective trusts that are comprised of publicly and privately issued fixed, floating, and variable rate obligations of select entities.

Bond Fund (SSgA U.S. Bond Index Non-Lending Series Fund - Class A) — The fund, managed by State Street Global Advisors (“SSgA”), a registered investment company, invests in the U.S. Bond Index Non-Lending Series Fund - Class A, which is a collective fund that invests in the broad domestic bond market and also in U.S. government and agency, corporate, mortgage-backed, and asset-backed debt securities. Between July 2009 and October 2010, the Bond Fund invested in both the SSgA Passive Bond Market Index Securities Lending Series Fund - Class A and the SSgA Passive Bond Market Index Non-Lending Series Fund - Class A.  Prior to July 2009, the Bond Fund invested in the SSgA Passive Bond Market Index Securities Lending Series Fund — Class A.

Balanced Fund (SSgA Allstate Balanced Fund) — The fund, managed by SSgA, has approximately one half of its assets in the S&P 500 ® Flagship Non-Lending Fund and approximately one half of its assets in the U.S. Aggregate Bond Index Non-Lending Fund, which are collective funds that invest in a diversified portfolio of stocks and debt securities.  Between November 2009 and October 2010, the Balanced Fund invested approximately one half of its assets the S&P 500 ® Flagship Securities Lending Fund and the S&P 500 ® Flagship Non-Lending Fund, and approximately one half of its assets in the Passive Bond Market Index Securities Lending Fund and the Passive Bond Market Index Non-Lending Fund.  Prior to November 2009, the Balanced Fund invested approximately one half of its assets the S&P 500 ® Flagship Securities Lending Fund and approximately one half of its assets in the Passive Bond Market Index Securities Lending Fund.

S&P 500 Fund (SSgA S&P 500 ® Index Non-Lending Series Fund – Class A) — The fund, managed by SSgA, invests in the S&P 500 ® Index Non-Lending Series Fund – Class A, which is a collective fund that invests in a diversified portfolio of stocks of large, established companies.  Between July 2009 and October 2010, the S&P 500 Fund invested in both the SSgA S&P 500 ® Flagship Non-Lending Series Fund — Class A and the S&P 500 ® Flagship Securities Lending Series Fund — Class A.  Prior to July 2009, the S&P 500 Fund invested in the S&P 500 ® Flagship Securities Lending Series Fund — Class A.

International Equity Fund (SSgA Global Equity ex U.S. Index Non-Lending Series Fund – Class A, formerly the SSgA Daily EAFE Index Non-Lending Series Fund – Class A) — Effective December 31, 2010, the fund, managed by SSgA, invests in a portfolio that replicates the Morgan Stanley Capital International All Country World Ex-U.S. (MSCI ACWI ex-USA) Index, a float-adjusted market capitalization weighted index that is designed to measure the combined equity market performance of developed and emerging market countries, excluding the U.S.  Between October and December 31, 2010, the SSgA Daily EAFE Index Non-Lending Series Fund - Class A invested in a diversified portfolio of stocks in developed markets within Europe, Australia, and the Far East (“EAFE”).  Between

July 2009 and October 2010, the International Equity Fund invested in both the Daily EAFE Index Securities Lending Series Fund – Class T and the Daily EAFE Index Non-Lending Series Fund – Class A.  Prior to July 2009, the International Equity Fund invested in the Daily EAFE Index Securities Lending Series Fund – Class T.

Russell 2000 Fund (SSgA Russell Small Cap Index Non-Lending Series Fund – Class A) — The fund, managed by SSgA, invests in the Russell Small Cap Index Non-Lending Series Fund – Class A, which is a collective fund that invests in a diversified portfolio of stocks that represents the smallest two-thirds of the 3,000 largest U.S. companies.  Between July 2009 and October 2010, the Russell 2000 Fund invested in both the SSgA Russell 2000 Index Securities Lending Series Fund – Class A and the SSgA Russell 2000 Index Non-Lending Series Fund – Class A.  Prior to July 2009, the Russell 2000 Fund invested in the SSgA Russell 2000 Index Securities Lending Series Fund – Class A.

Risks and Uncertainties—The Plan utilizes various types of investments, including institutional index funds, a stable value fund and common stock.  These investments are subject to market risk, the risk that losses will be incurred due to adverse changes in creditworthiness, equity prices and interest rates.  It is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Participant Notes Receivable—Participants may borrow from their account balance.  The loan amount must be at least $1,000 up to a maximum equal to the lesser of: (i) 50% of their account value, (ii) 100% of their pre-tax, after-tax, and rollover account balances, or (iii) $50,000.  Loan transactions are treated as a proportional transfer from/to the investment funds and to/from the loan fund.  Loan terms range from 6 to 48 months for a general-purpose loan and 49 to 180 months for a primary residence loan. Loans are secured by the participant’s account balance and bear interest at the prime rate in effect as of the last day of the previous calendar quarter prior to the issuance of the loan and fixed for the duration of the loan.  Principal and interest are paid by participants ratably through payroll deductions.

Employee Stock Ownership Plan—The Company has a leveraged ESOP.  The ESOP loan bears interest at 7.9%.

The borrowing is to be repaid through the year 2019 or earlier, if the Company elects to make additional contributions for principal prepayments on the ESOP Loan.  As the Plan makes each payment of principal and interest, a proportional percentage of unallocated shares are allocated to eligible employees’ accounts in accordance with applicable regulations under the Code.  The Company has made principal prepayments to fund Company contributions.

ESOP shares not yet allocated to participants are held in a suspense account, and none of these shares serve as collateral.  ESOP shares allocated to participants and other Company shares that were acquired with participant contributions are included in the Allstate Stock Fund and the lender has no rights against these shares.

Payment of Benefits—Upon termination of service, a participant is entitled to a complete withdrawal of his or her vested account balance.  Partial withdrawals are also permitted under the Plan subject to restrictions.

2.                    SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting—The Plan’s financial statements are prepared under the accrual basis of accounting and in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition—Plan investments are stated at fair value.  Shares of institutional index funds are valued at prices that represent the net asset value of shares held by the Plan at year-end and the fair value of the underlying investments.  Common stock held in the Allstate Stock Fund is valued at market price.  The Stable Value Fund is stated at fair value and then adjusted to contract value as the investment contracts are fully benefit-responsive.

The Statements of Net Assets Available for Benefits present investment contracts at fair value, with an additional line item showing adjustments of the fully benefit-responsive contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits is presented on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Benefits Paid to Participants and Participant Notes Receivable—Benefits paid to participants and participant notes receivable loans are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not yet been paid as of December 31, 2010 and 2009 are included in other assets on the Statements of Net Assets Available for Benefits. Participant notes receivable are measured at their unpaid principal balance plus any accrued but unpaid interest.

Adopted Accounting Standard—In January 2010, the Financial Accounting Standards Board (“FASB”) issued new accounting guidance which expands disclosure requirements relating to fair value measurements.  The guidance adds requirements for disclosing amounts of and reasons for significant transfers into and out of Levels 1 and 2 and requires gross rather than net disclosures about purchases, sales, issuances and settlements relating to Level 3 measurements.  The guidance also provides clarification that fair value measurement disclosures are required for each class of assets and liabilities.  Disclosures about the valuation techniques and inputs used to measure fair value for measurements that fall in either Level 2 or Level 3 are also required.  The Plan adopted the provisions of the new guidance as of December 31, 2010, except for disclosures about purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements, which are required for fiscal years beginning after December 15, 2010.  Disclosures are not required for earlier periods presented for comparative purposes.  The new guidance affects disclosures only; and therefore, the adoption had no impact on the Plan’s results of operations or financial position.

In September 2010, the FASB issued new guidance to clarify how loans to participants should be classified and measured by defined contribution pension benefit plans.  The guidance provides that participant loans are to be measured at their unpaid principal balance, plus any accrued but unpaid interest.  For reporting purposes, the loans are to be reported as notes receivable from participants and shall no longer be reported as plan investments.  The plan adopted the provisions of the new guidance as of December 31, 2010 with retrospective application to all prior periods presented.  The new guidance had no impact on the Plan’s results of operations or financial position.

3.                        ESOP LOAN

The ESOP Loan agreement provides for the loan to be repaid through the year 2019 at an annual interest rate of 7.9%. There are no principal payments required on the loan during the next five years.

The following table presents additional information, as of December 31, 2010 and 2009, for the Plan’s investment in The Allstate Corporation common stock held in the Allstate Stock Fund and the ESOP Company Shares Unallocated:

($ in thousands)	2010		2009
		ESOP		ESOP
	Allstate	Company	Allstate	Company
	Stock	Shares	Stock	Shares
	Fund	Unallocated	Fund	Unallocated

Number of shares	16,679,895	5,307,995	18,157,789	5,542,258

Cost	$436,416	$37,820	$439,675	$39,489

Fair value	$531,755	$169,219	$545,460	$166,489

The estimated fair value of the ESOP loan as of December 31, 2010 and 2009, was $25,537,709 and $25,045,151, respectively, determined using discounted cash flow calculations based on current interest rates for instruments with comparable terms and considering the Plan’s own credit risk.

4.                    PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

5.                    TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter, dated June 25, 2008, that the Plan and related trust were designed in accordance with applicable sections of the Code.  The plan document has been amended and restated since receiving the determination letter.  The Plan’s management believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Code.  Therefore, no provision for income taxes has been included in the Plan’s financial statements, and there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Internal Revenue Service is not currently examining the Plan.  The statute of limitations has expired and the Plan is not subject to income tax examinations for years prior to 2007.

6.                    INVESTMENTS

The Plan’s investments which exceeded 5% of net assets available for benefits as of December 31, 2010 and 2009, were as follows:

($ in thousands)	2010	2009

The Allstate Corporation common stock *	$531,755	$545,460
ESOP Company Shares Unallocated	169,219	166,489
SSgA U.S. Bond Index NL Series Fund – Class A	305,113	-
SSgA Allstate Balanced Fund	481,543	451,994
SSgA S&P 500 Index NL Series Fund – Class A	654,040	-
SSgA Global Equity ex U.S. Index NL Series Fund - Class A	269,967	-
SSgA Russell Small Cap Index NL Series Fund – Class A	356,689	-
SSgA Passive Bond Market Index Fund	-	268,962
SSgA S&P 500 Flagship Fund	-	589,252
SSgA Daily EAFE Index Fund	-	280,314
SSgA Russell 2000 Index Fund	-	274,088

* Company contributions are made directly to the Allstate Stock Fund;
Participants may redirect funds immediately.

During 2010 and 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

($ in thousands)	2010	2009

The Allstate Corporation common stock *	$31,152	$(44,917)
ESOP Company Shares Unallocated	9,767	(15,075)
SSgA U.S. Bond Index NL Series Fund – Class A	18,363	-
SSgA Allstate Balanced Fund	48,946	63,342
SSgA S&P 500 Index NL Series Fund – Class A	83,681	-
SSgA Global Equity ex U.S. Index NL Series Fund - Class A	17,235	-
SSgA Russell Small Cap Index NL Series Fund – Class A	70,891	-
SSgA Passive Bond Market Index Fund	-	15,187
SSgA S&P 500 Flagship Fund	-	120,367
SSgA Daily EAFE Index Fund	-	59,790
SSgA Russell 2000 Index Fund	-	55,115

Total net appreciation in fair value of investments	$280,035	$253,809

The Stable Value Fund holdings include investment contracts called synthetic guaranteed investment contracts (“GICs”) comprised of investments in the common collective trusts plus a wrapper contract.  The wrapper contract is issued by a financial institution and the contract guarantees to provide a specific interest rate to be credited to the contract plus provide for participant liquidity at contract value in certain situations.

The Stable Value Fund’s wrapper contracts are benefit-responsive and are thus eligible for contract-value reporting.  Funds may be withdrawn pro-rata from all the Stable Value Fund’s investment contracts at contract value determined by the respective issuing companies to pay benefits and to make participant-directed transfers to other investment options pursuant to the terms of the Plan after the amounts in the Stable Value Fund’s Short-Term Investment Fund reserve are depleted.

The wrapper contracts wrap underlying assets which are held in the trust and owned by the Stable Value Fund.  The underlying assets are comprised of common collective trusts which may include a variety of high quality fixed income investments selected by the fund manager consistent with the Stable Value Fund’s investment guidelines.  High quality, as defined by the Stable Value Fund’s investment guidelines, means the average credit quality of all of the investments backing the Stable Value Fund contracts is AA/Aa or better as measured by Standard & Poor’s or Moody’s credit rating services.  The investments in the common collective trusts are used to generate the investment returns that are utilized to provide for interest rates credited through the wrapper contracts.

The wrapper contracts are benefit-responsive in that they provide that participants may execute transactions from the Stable Value Fund according to Plan provisions at contract value. Contract value represents contributions made to the Stable Value Fund, plus earnings, less participant withdrawals.  The interest rates in wrapper contracts are reset monthly, based on market rates of other similar investments, the current yield of the underlying investments, the spread between the market value and contract value of the investments held by the contract, and the financial duration of the contract investments.  All contracts have a minimum crediting rate of 0%.  Certain events, such as plan termination, or a plan merger initiated by the plan sponsor, or changes to Plan provisions not approved by the issuers of the Stable Value Fund’s wrapper contracts, may limit the ability of the Stable Value Fund to transact at contract value or may allow for the termination of the wrapper contracts at less than contract value.  Plan Management does not believe that any events that may limit the ability of the Stable Value Fund to transact at contract value are probable.

Changes in market interest rates affect the yield to maturity and the market value of the investments in the common collective trusts, and thus can have a material impact on the interest crediting rate.  In addition, participant withdrawals and transfers from the Stable Value Fund are paid at contract value but funded through the market value liquidation of the investments in the common collective trusts, which also may affect future interest crediting rates.  If market interest rates rise and fair values of investments in the common collective trusts fall, the fair value may be less than the corresponding contract value.  This shortfall in fair value will be reflected in future crediting rates by amortizing the effect into the future through an adjustment to interest crediting rates of the wrapper contracts.  Similarly, if market interest rates fall and fair values of investments in the common collective trusts rise, the fair values of investments held by the wrapper contract may be greater than the corresponding contract value.  This excess in fair value will also be reflected in future crediting rates through an amortization process similar to that when there is a fair value shortfall.

	2010	2009

Average yields:
Based on annualized earnings (1)	2.195%	3.099%
Based on interest rate credited to participants (2)	3.909%	4.176%

(1)           Computed by dividing the annualized one-day actual earnings of the investments on the last day of the plan year by the fair value of the investments on the same date.

(2)           Computed by dividing the annualized one-day earnings credited to participants on the last day of the plan year by the fair value of the investments on the same date.

For purposes of calculating the interest crediting rate, fair value is equal to the market value of the investments in the common collective trusts.  The crediting interest rates ranged from 3.81% to 5.05% as of December 31, 2010 and 3.83% to 5.24% as of December 31, 2009.

There are no reserves against contract value credit risk of the contract issuer or otherwise.  The crediting interest rate is based on current market yields, adjusted upward/downward to amortize differences between book and market values of the underlying investments.  All contracts have a minimum crediting rate of 0%.  The crediting interest rates are reset monthly.  The average yield is a weighted average of assets held on the last day of the year.  The average yield based on book value as of December 31, 2010 was 4.28%.  The average yield based on book value as of December 31, 2009 was 4.43%.

During 2010 and 2009, plan investments included collective investment trusts managed by SSgA (“SSgA Investment Funds”) which were authorized, by the terms of the applicable trusts, to participate in securities lending activities through the State Street Global Securities Lending Program.  The collateral for the loans made by the collective investment trusts were invested in a collective investment trust known as the Quality Trust for SSgA Fund (“SSgA Collateral Fund”).  The value of the underlying investments in the SSgA Collateral Fund, which invested the collateral received from borrowers in these activities, was included in the fair value of the SSgA Investment Funds at a $1.00 price per unit. This value of the underlying investments in the SSgA Investment Funds determines the price at which participants’ accounts are transacted.

During 2009, SSgA implemented certain withdrawal limits on SSgA Investment Funds for Fund level or Plan sponsor directed full or partial redemptions from the SSgA Investment Funds.  Fund level or Plan sponsor directed redemptions above these thresholds may result in proceeds in both cash and units of the SsgA Collateral Fund. The limitations never applied to redemptions based on participant directed activity.

As of December 31, 2009, the fair value of the collateral was $4.6 million less than the value of the SSgA collateral fund included in the fair value of the SSgA investment funds as reported.

During 2010, a transition from securities lending funds to comparable SSgA non-lending funds was completed.  As of December 31, 2010, none of the Plan’s funds were invested in securities lending funds.

Investment management fees, recordkeeping fees, and trustee fees along with other administrative expenses charged to the Plan for investments in each of the Plan’s investment options are deducted from income earned on a daily basis and are not separately reflected.  Consequently, fees and expenses are reflected as a reduction of investment return for such investments.

7.                    FAIR VALUE OF ASSETS AND LIABILITIES

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The hierarchy for inputs used in determining fair value maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available.  Assets and liabilities recorded on the Statement of Net Assets Available for Benefits at fair value are categorized in the fair value hierarchy based on the observability of inputs to the valuation techniques as follows:

Level 1:   Assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Plan can access.

Level 2:   Assets and liabilities whose values are based on the following:

(a)         Quoted prices for similar assets or liabilities in active markets;

(b)         Quoted prices for identical or similar assets or liabilities in markets that are not active; or

(c)                               Valuation models whose inputs are observable, directly or indirectly, for substantially the full term of the asset or liability.

Level 3:    Assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.  Unobservable inputs reflect the Plan’s estimates of the assumptions that market participants would use in valuing the assets and liabilities.

The availability of observable inputs varies by instrument.  In situations where fair value is based on internally developed pricing models or inputs that are unobservable in the market, the determination of fair value requires more judgment.  The degree of judgment exercised by the Plan in determining fair value is typically greatest for instruments categorized in Level 3.  In many instances, valuation inputs used to measure fair value fall into different levels of the fair value hierarchy.  The category level in the fair value hierarchy is determined based on the lowest level input that is significant to the fair value measurement in its entirety.  The Plan uses prices and inputs that are current as of the measurement date, including during periods of market disruption.  In periods of market disruption, the ability to observe prices and inputs may be reduced for many instruments.

In determining fair value, the Plan principally uses the market approach which generally utilizes market transaction data for the same or similar instruments.  To a lesser extent, the Plan uses the income approach which involves determining fair values from discounted cash flow methodologies and the cost approach which is based on replacement costs.

Summary of Significant Valuation Techniques for Assets and Liabilities on a Recurring Basis

Level 1 Measurements

The Allstate Corporation Common Stock:  The Company’s common stock is actively traded in the New York Stock Exchange and is valued based on unadjusted quoted prices.

Level 2 Measurements

SSgA U.S. Bond Index Non-Lending Series Fund – Class A, SSgA Allstate Balanced Fund, SSgA S&P 500 Index Non-Lending Series Fund – Class A, SSgA Global Equity ex U.S. Index Non-Lending Series Fund – Class A, SSgA Russell Small Cap Index Non-Lending Series Fund – Class A:  Comprise funds that have daily quoted net asset values for identical assets that the Plan can access that are traded in markets that are not active.  The net asset values are primarily derived based on the fair values of the underlying investments in the fund some of which are not actively traded.

Collective Short-Term Investment Fund:  Comprise funds that have daily quoted net asset values for identical assets that the Plan can access that are traded in markets that are not active.  The net asset values are derived based on the fair values of the underlying investments in the fund some of which are not actively traded.  A portion of the Collective Short-Term Investment Fund is deemed part of the Stable Value Fund.

Invesco Advisors, Inc. Stable Value Fund Common Collective Trusts:  A component of the Stable Value Fund which comprise funds that have daily quoted net asset values for identical assets that the Plan can access and are traded in markets that are not active. The net asset values are derived based on the fair values of the underlying investments in the fund some of which are not actively traded.

Level 3 Measurements

Invesco Advisors, Inc. Stable Value Fund Wrappers:  A component of the Stable Value Fund which comprise various wrappers that are valued based on a discounted cash flow methodology that is widely accepted.  The discounted cash flow methodology uses inputs such as the change in replacement costs for the wrappers obtained from the wrapper providers which are unobservable, and a discount rate (which includes swap yields, duration, and a credit rating adjustment for the wrapper providers).

The following table summarizes the Plan’s assets measured at fair value on a recurring and nonrecurring basis as of December 31, 2010:

($ in thousands)	Level 1	Level 2	Level 3	Total

Assets
The Allstate Corporation Common Stock	$700,974	$-	$-	$700,974
Invesco Advisors, Inc. Stable Value Fund		726,103	432	726,535
SSgA U.S. Bond Index NL Series Fund – Class A		305,113		305,113
SSgA Allstate Balanced Fund		481,543		481,543
SSgA S&P 500 Index NL Series Fund – Class A		654,040		654,040
SSgA Global Equity ex U.S. Index NL Series
Fund – Class A		269,967		269,967
SSgA Russell Small Cap Index NL Series Fund – Class A		356,689		356,689
Collective short-term investment fund		2,785		2,785
Total assets at fair value	$700,974	$2,796,240	$432	$3,497,646
% of Total assets at fair value	20.0%	80.0%	0.0%	100.0%

The following table summarizes the Plan’s assets measured at fair value on a recurring and nonrecurring basis as of December 31, 2009:

($ in thousands)	Level 1	Level 2	Level 3	Total

Assets
The Allstate Corporation Common Stock	$711,949	$-	$-	$711,949
Invesco Advisors, Inc. Stable Value Fund		709,062	963	710,025
SSgA Passive Bond Market Index Fund		268,962		268,962
SSgA Allstate Balanced Fund		451,994		451,994
SSgA S&P 500 Flagship Fund		589,252		589,252
SSgA Daily EAFE Index Fund		280,314		280,314
SSgA Russell 2000 Index Fund		274,088		274,088
Collective short-term investment fund		17,277		17,277
Total assets at fair value	$711,949	$2,590,949	$963	$3,303,861
% of Total assets at fair value	21.6%	78.4%	0.0%	100.0%

The following table presents the rollforward of Level 3 assets held at fair value on a recurring basis during the year ended December 31, 2010.

($ in thousands)	Balance as of December 31, 2009	Net appreciation (depreciation) of investments included in the Statement of Changes of Net Assets Available for Benefits	Purchases, sales, issuances and settlements, net	Net transfers into Level 3	Net transfers out of Level 3	Balance as of December 31, 2010
Invesco Advisors Inc.
Stable Value Fund Wrapper	$963	$(531)	$-	$-	$-	$432
Total recurring Level 3	$963	$(531)	$-	$-	$-	$432

Transfers in and out of level categorizations are reported as having occurred at the beginning of the quarter in which the transfer occurred.  Therefore, for all transfers into Level 3, all realized and changes in unrealized gains and losses in the quarter of transfer are reflected in the Level 3 rollforward table.  There were no transfers between Level 1 and Level 2 or Level 2 and Level 3 during 2010.

The following table presents the rollforward of Level 3 assets held at fair value on a recurring basis during the year ended December 31, 2009.

($ in thousands)	Balance as of December 31, 2008	Net appreciation (depreciation) of investments included in the Statement of Changes of Net Assets Available for Benefits	Purchases, sales, issuances and settlements, net	Net transfers into Level 3	Net transfers out of Level 3	Balance as of December 31, 2009
Invesco Advisors Inc.
Stable Value Fund Wrapper	$899	$64	$-	$-	$-	$963
Total recurring Level 3	$899	$64	$-	$-	$-	$963

Net appreciation (depreciation) of investments included in the Statement of Change of Net Assets Available for Benefits relate to investments still held as of December 31, 2010 and 2009.

8.      RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the amounts that will be included in the Form 5500 as of December 31, 2010, and amounts per the filed Form 5500 as of December 31, 2009:

($ in thousands)	2010	2009

Net assets available for benefits per the financial statements	$3,548,389	$3,352,158

Adjustments from contract value to fair value for fully benefit-responsive investment contracts	33,732	23,092

Net assets available for benefits per the Form 5500	$3,582,121	$3,375,250

The following is a reconciliation of net investment income per the financial statements to the amounts that will be included in the Form 5500 for the year ended December 31, 2010, and amounts per the filed Form 5500 as of December 31, 2009:

($ in thousands)	2010	2009

Total net investment income per the financial statements	$326,003	$298,395

Interest income on participant notes receivable	4,067	5,095

Adjustments from contract value to fair value for fully benefit-responsive investment contracts	10,640	40,297

Total net investment income per the Form 5500	$340,710	$343,787

The Form 5500 for 2010 will be prepared and filed by the Plan in accordance with Internal Revenue Service requirements.

9.                    RELATED-PARTY TRANSACTIONS

The Plan invests in The Northern Trust Collective Short Term Investment Fund, managed by The Northern Trust Company, the trustee of the Plan. The Plan is not charged directly for investment management services associated with this fund. The Plan also invests in the common stock of The Allstate Corporation, the Plan’s sponsor, as referenced in the Statements of Net Assets Available for Benefits.

10.   SUBSEQUENT EVENTS

In early 2011, the Company made several changes to the Plan including:

(1)

Eligible employees hired or rehired on or after January 1, 2011 will be automatically enrolled in the Plan at a 5% pre-tax contribution rate, unless they decline enrollment or change their contribution rate within their first 45 days of eligibility.

(2)

On January 1, 2011, the Plan began offering Target Retirement Date Funds as investment options: there are 11 different such funds ranging from 2010 – 2055, in five-year increments, and an Income Fund. Additionally, the Plan also began offering the Mid-Cap Equity Fund, a single asset class fund.

(3)	The Balanced Fund will no longer be offered as a stand-alone investment option after March 31, 2011.

******

SUPPLEMENTAL SCHEDULE

ALLSTATE 401(k) SAVINGS PLAN
36-3871531 Plan: 001
FORM 5500—SCHEDULE H, PART IV, LINE 4i—
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2010

		(c) Description of investment ,
		including maturity date,
	(b) Identity of issue, borrower,	rate of interest, collateral,
(a)	lessor, or similar party	par, or maturity value	(d) Cost	(e) Current Value

*	The Allstate Corporation common stock	21,987,890 shares	$ 474,236,465	$ 700,973,933

	Invesco Advisors Stable Value Fund:

*	The Northern Trust Collective Short Term	29,961,238 shares	29,961,238	29,961,238
	Investment Fund No. 22-19589			-

	IGT MxMgr A+ Int G/C Common Collective Trust	81,283,597 shares	100,373,985	117,008,794
	ING Life & Annuity Wrapper	ING Life & Annuity No. 60256		-

	IGT Invesco Short Term Bond Common Collective Trust	73,469,344 shares	91,155,310	109,227,462
	JP Morgan Chase Wrapper	JP Morgan Chase No. AALLSTATE-S		-

	IGT MxMgr A+ Core Common Collective Trust	46,912,766 shares	56,719,077	66,519,722
	JP Morgan Chase Wrapper	JP Morgan Chase No. ALLSTATE-MCA		-

	IGT Invesco Short Term Bond Common Collective Trust	73,001,219 shares	90,732,352	108,531,496
	Monumental Wrapper	Monumental No. MDA-00714TR		127,605

	IGT Invesco Short Term Bond Common Collective Trust	74,926,610 shares	93,899,679	111,393,991
	Pacific Life Insurance Wrapper	Pacific Life Insurance No. G-26930.01.0001		210,061

	IGT MxMgr A+ Core Common Collective Trust	32,231,217 shares	38,937,495	45,702,093
	Pacific Life Insurance Wrapper	Pacific Life Insurance No. G-26930.02.001		93,920

	IGT Jennison A+ Int G/C Common Collective Trust	23,270,327 shares	35,113,736	34,750,277
	Prudential Insurance Company Wrapper	Prudential Insurance Company No. GA-62294		-

	IGT BlkRK A+ Int G/C Common Collective Trust	24,477,301 shares	35,097,830	34,402,063
	IGT Invesco A+ Int G/C Common Collective Trust	20,263,373 shares	35,097,845	34,467,228
	IGT PIMCO A+ Int G/C Common Collective Trust	15,372,125 shares	35,097,850	34,138,768
	State Street Bank Wrapper	State Street Bank No. 105027		-

				(Continued)

ALLSTATE 401(k) SAVINGS PLAN
36-3871531 Plan: 001
FORM 5500—SCHEDULE H, PART IV, LINE 4i—
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2010

		(c) Description of investment,
		including maturity date,
	(b) Identity of issue, borrower,	rate of interest, collateral,
(a)	lessor, or similar party	par, or maturity value	(d) Cost	(e) Current Value

	State Street Global Advisors (SSgA):

	SSgA U.S. Bond Index Non-Lending Series Fund - Class A	27,303,175 shares	$ 300,208,517	$ 305,112,979

	SSgA Allstate Balanced Fund	23,476,143 shares	312,431,822	481,542,655

	SSgA S&P 500 Index Non-Lending Series Fund - Class A	30,878,640 shares	571,635,718	654,040,478

	SSgA Global Equity ex U.S. Index Non-Lending Series Fund - Class A	19,764,808 shares	245,498,087	269,967,516

	SSgA Russell Small Cap Index Non-Lending Series Fund - Class A	15,136,381 shares	295,958,927	356,688,807

*	The Northern Trust Collective Short Term	2,785,242 shares	2,785,242	2,785,242
	Investment Fund No. 22-44460 and No. 22-41639

		Rates of interest from 3.25% to
*	Participant loans	9.5% maturing through 2025	96,355,509	96,355,509

	Total		$2,941,296,684	$3,594,001,837

*	Permitted party in interest.			(Concluded)

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLSTATE 401(k) SAVINGS PLAN

	By	/s/ John O’Malley
John O’Malley
Plan Administrator

Date: June 24, 2011